Filed pursuant to Rule 433
Registration No. 333-159397
Final Term Sheet

Issuer:	Province of Ontario

Expected Ratings:	Moody’s Aa1; S&P AA; DBRS AA

Title:	4.00% Bonds due October 7, 2019

Aggregate Principal Amount:	U.S.$2,000,000,000

Denominations:	U.S.$5,000 and integral multiples of U.S.$1,000 for amounts in excess of U.S.$5,000

Trade Date:	September 29, 2009

Settlement Date:	October 7, 2009

Maturity:	October 7, 2019

Interest Payment Dates:	October 7 and April 7 of each year, commencing April 7, 2010. Interest will accrue from October 7, 2009.

Spread to Treasury:	+ 73 basis points

Benchmark Treasury:	UST 3.625% due August 15, 2019

Treasury Spot/Yield:	102-25+ /3.291%

Yield to Maturity:	4.021% semi annual

Interest Rate:	4.00%

Public Offering Price:	99.828% plus accrued interest from October 7, 2009 if settlement occurs after that date

Day Count Convention:	30/360

Underwriters:	Banc of America Securities LLC
BNP Paribas Securities Corp.
Deutsche Bank Securities Inc.
The Toronto-Dominion Bank
Bank of Montreal, London Branch
CIBC World Markets Corp.
National Bank Financial Inc.
RBC Capital Markets Corporation
Scotia Capital (USA) Inc.

Prospectus and Prospectus Supplement:	Prospectus dated as of May 21, 2009, and Preliminary Prospectus Supplement dated as of September 29, 2009 http://www.sec.gov/Archives/edgar/data/74615/000095012309046729/o56067e424b2.htm

CUSIP# / ISIN#:	6832348D3 / US6832348D38

Listing:	Admission to the United Kingdom Listing Authority’s Official List and to trading on the London Stock Exchange plc’s Regulated Market may be completed following settlement on a best efforts basis.

U.S. Legend:	The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Merrill Lynch at 1-800-294-1322, BNP PARIBAS at 1-800-854-5674, Deutsche Bank Securities at 1-800-503-4611 or TD Securities at 1-800-263-5292.

European Economic Area Legends:	If and to the extent that this announcement is communicated in, or the offer of the bonds to which it relates is made in, any European Economic Area Member State that has implemented Directive 2003/71/EC (the “Prospectus Directive”) (other than the United Kingdom, once the UKLA Prospectus as defined below has been approved by the Financial Services Authority), this announcement and the offer are only addressed to and directed at persons in that Member State who are qualified investors within the meaning of the Prospectus Directive (or who are other persons to whom the offer may lawfully be addressed) and must not be acted upon by other persons in that Member State.

This document does not constitute or form part of any offer or invitation to sell these bonds and is not soliciting any offer to buy these bonds in any jurisdiction where such offer or sale is not permitted. This document is, for the purposes of Article 15 of the Prospectus Directive, not a prospectus but an advertisement, and investors in the European Economic Area should not subscribe for or purchase these bonds once admitted to trading on the London Stock Exchange plc’s Regulated Market except on the basis of information in the UKLA Prospectus (as defined below). The Province intends to file a single prospectus (the “UKLA Prospectus”) pursuant to Section 5.3 of the Prospectus Directive with the Financial

Services Authority in its capacity as competent authority under the Financial Services and Markets Act 2000, as amended, for the purpose of having these bonds admitted to trading on the London Stock Exchange plc’s Regulated Market as soon as possible after closing of this issue. In compliance with the Prospectus Directive, the UKLA Prospectus will be published in due course, subject to its approval by the United Kingdom Listing Authority, and investors will be able to obtain a copy of the UKLA Prospectus from the office of the Province at the Ontario Financing Authority, One Dundas Street West, Suite 1400, Toronto, Ontario, Canada M5G 1Z3 and the United Kingdom paying agent, The Bank of New York Mellon, One Canada Square, London E14 5AL, England. Investors in the European Economic Area should not subscribe for any bonds referred to in this advertisement except on the basis of information in the UKLA Prospectus.

Swiss Legend:	The prospectus dated as of May 21, 2009 and the preliminary prospectus supplement dated as of September 29, 2009 and this notice do not constitute a public offering prospectus as that term is understood pursuant to article 652a or 1156 of the Swiss Code of Obligations. The prospectus dated as of May 21, 2009 and the preliminary prospectus supplement dated as of September 29, 2009 and this notice may not be issued, circulated or distributed or otherwise made publicly available in or from Switzerland and are not intended as an offer or solicitation with respect to the purchase or sale of the bonds by the public.

Other:	ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.